Aventura Holdings, Inc.

5555 Anglers Avenue, Suite 9

Ft Lauderdale, Florida 33312

305-937-2000

December 16, 2008

United States

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

Washington, DC 20549

RE: Request for Acceleration

Registration Statement on Form S-1

File Number 333-155097

Ms. Murphy & Mr. Harrington:

Aventura Holdings, Inc. (the Registrant) is herein requesting acceleration of effectiveness of our registration statement and confirms awareness of our respective responsibilities under the Securities Act of 1933 and the Securities and Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in our registration statement. Additionally, we are requesting permission to post notice of the effectiveness as an EDGAR filing.

The Registrant requests an effective date of December 18, 2008 and acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the commission from taking any action with respect to the filing;

•

the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesy and cooperation.

Sincerely,

/s/ Craig A. Waltzer
Chief Executive Officer
Chief Financial Officer